

Mail Stop 3561

June 12, 2017

Via Email
Mr. John G. DeSimone
Chief Financial Officer
Herbalife Ltd.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands

>      **Re:    Herbalife Ltd.**
>           **Form 10-K for the Year Ended December 31, 2016**
>           **Filed February 23, 2017**
>           **Form 10-Q for the Quarter Ended March 31, 2017**
>           **Filed May 4, 2017**
>           **File No. 1-32381**

Dear Mr. DeSimone:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 6. Selected Financial Data, page 38
Item 7. Management's Discussion and Analysis
Presentation, page 43

1.  You disclose that retail sales represent the gross sales amount reflected on your invoices to Members and are based on suggested retail prices.  We also understand that this measure does not reflect the actual amounts paid by Members and/or their retail customers.  Accordingly, please revise the title and related disclosures, so that this measure is not characterized as a sales or revenue amount.  Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

2.  Please disclose why you believe the retail sales measure is useful to investors.  Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Form 10-Q for the Quarter Ended March 31, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Volume Points by Geographic Region, page 28

3.  Your disclosure in note 1 on page 29 appears to indicate that volume points are recorded prior to your recognition of revenue and that such timing differences are routine.  However, in your results of operations starting on page 33, you routinely attribute changes in net sales to changes in volume as measured by volume points.  Please tell us why it is appropriate to attribute changes in net sales to volume points, when they appear to have a different basis of recognition.  In addition, disclose the criteria used for determining the period in which points are included in your volume points measure and whether or not the same criteria are used for Member qualification and recognition purposes.  Refer to Item 303(a) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining